                                                                     EXHIBIT 3.3

                            CARTER LEDYARD & MILBURN
                                 2 WALL STREET
                            NEW YORK, NEW YORK 10005


April 8, 1998



Nuveen Unit Trust, Series 11
Nuveen--Standard & Poor's Quality
Equity Portfolio, Series 7, April 1998
c/o The Chase Manhattan Bank, as Trustee
4 New York Plaza, 3rd Floor
New York, New York 10004



Re  Nuveen Unit Trust, Series 11


    Nuveen-Standard&Poor's Quality Equity Portfolio, Series 7, April 1998

    Dear Sirs:


    We are acting as special counsel with respect to New York tax matters for Nuveen Unit Trust, Series 11, Nuveen-Standard&Poor's Quality Equity Portfolio, Series 7, April 1998 (the "Trust Fund"), which will be established under a Standard Terms and Conditions of Trust for Nuveen Unit Trusts Series 4 and subsequent dated May 29, 1997 and a related Trust
    Indenture and Agreement dated today's date (such Standard Terms and Conditions of Trust and related Trust Indenture and Agreement are referred to collectively as the "Indenture"), each between John Nuveen & Co. Incorporated, as Depositor (the "Depositor"), and The Chase Manhattan Bank, as Trustee (the "Trustee"). Pursuant to the terms of the Indenture, units of fractional undivided interest in the Trust Fund will be issued (the "Units"), which Units may, in accordance with the Indenture, be represented by a certificate or certificates (the "Certificates").


    We have examined and are familiar with originals or certified copies, or copies otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate for the purpose of this opinion. In giving this opinion, we have relied upon the two opinions, each dated today and addressed to the Trustee, of Chapman and Cutler, counsel for the Depositor, with respect to the matters of law set forth therein.

    Based upon the foregoing, we are of the opinion that:

          1. The Trust Fund will not constitute an association taxable as a corporation under New York law, and accordingly will not be subject to the New York State franchise tax or the New York City general corporation tax.

         2. Under the income tax laws of the State and City of New York, the income of the Trust Fund will be considered the income of the holders of the Units.

        3. By reason of the exemption contained in paragraph (a) of Subdivision 8 of Section 270 of the New York Tax Law, no New York State stock transfer tax will be payable in respect of any transfer of the Certificates.


          We consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-47899) filed with the Securities and Exchange Commission with respect to the registration of the sale of the Units and to the references to our name under the captions "Tax Status" and "Legal Opinion" in such Registration Statement and the preliminary prospectus included therein.


                                       Very truly yours,

                                        Carter, Ledyard & Milburn